

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2012

<u>Via Facsimile</u>
Mr. Jeffrey A. Agosta
Chief Financial Officer
Devon Energy Corporation
333 West Sheridan Avenue
Oklahoma City, OK 73102

> **Re: Devon Energy Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed February 24, 2012**
> **File No. 001-32318**

Dear Mr. Agosta:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Oil and Gas Properties, page 4</u>

<u>Production, Production Prices and Production Costs, page 10</u>

1.   We note you disclose the production and average sales price by final product sold on page 10 and elsewhere in your filing on Form 10-K. In regards to disclosure by final product sold, we note on page 7 you state that Jackfish is a "non-conventional oil sands" project. Furthermore, in the section entitled "Projects Overview" under "Operations-Jackfish Projects" on your company website (http://www.devonenergy.com/Operations/Canada/Pages/jackfish_project), you state steam assisted gravity drainage is "being used to extract the bitumen over the life of the projects"; however, it does not appear that you make reference to or distinguish between

bitumen and oil as final sales products in your filing on Form 10-K as required by Item 1204(a) of Regulation S-K. Revise your presentation to break out bitumen separately or tell us why you do not believe that is appropriate. See also Instruction 3 to Item 1204 of Regulation S-K.

Notes to Consolidated Financial Statements

Note 6 – Income Taxes, page 66

2.   We note that you recognized deferred income tax expense of $725 million during the fiscal year ended December 31, 2011 related to the assumed repatriations of earnings from your foreign subsidiaries. We also note the disclosure per page 39 of your filing which states that the majority of your cash and short-term investments consist of the proceeds from your international offshore divestitures which are held by certain of your foreign subsidiaries. This disclosure also states that you do not currently expect to repatriate such amounts to the United States. Please tell us the factors considered by management in its conclusion that these amounts will not be repatriated. Your response should also outline your plans for the permanent reinvestment of the undistributed earnings of your foreign subsidiaries. Refer to FASB ASC 740-30-25-17. In connection with your response, please quantify the amount of cash and short-term investments held by your foreign subsidiaries.

Supplemental Information on Oil and Gas Operations (Unaudited), page 88

Proved Reserves, page 91

3.   We note you disclose the net quantities and changes in your proved oil reserves on page 91. It does not appear that you make reference to or distinguish between bitumen and oil as product types in disclosing your net reserve quantities here or elsewhere in your filing on Form 10-K. The table should reflect products in the form in which they are sold. Thus, if you sell bitumen it should be broken out separately from oil, even if it will be upgraded to synthetic oil or gas by the purchaser. If you upgrade the bitumen to synthetic oil or gas prior to sale, then present those quantities separately as synthetic oil or synthetic gas. See Item 1202(a)(4) of Regulation S-K and FASB ASC 932-235-50-4.

Proved Undeveloped Reserves, page 95

4.   We note your disclosure of the total quantity of proved undeveloped reserves at the 2011 year end and the material changes in proved undeveloped reserves that occurred during the year, including the net quantities of proved undeveloped reserves converted into proved developed reserves as required by Items 1203(a) and 1203(b) of Regulation S-K. Please expand your disclosure to also address the investments, including the capital expenditures, made during the year to convert your proved undeveloped reserves to proved developed. See Item 1203(c) of Regulation S-K.

5.   We note you disclose that revisions during 2011 other than price decreased your proved undeveloped reserves primarily due to the evaluation of certain U.S. onshore dry-gas areas, which the Company "does not expect to develop in the next five years." For purposes of determining the five year period, Item 1203(d) of Regulation S-K identifies the initial disclosure and date thereof as the starting reference date. Please tell us if any of your proved undeveloped volumes disclosed as of December 31, 2011, other than those attributed to Jackfish or included in the revision as noted, will take more than five years since initial disclosure to develop.

SEC's Modernization of Oil and Gas Reporting, page 96

6.   We note you disclose that the Company's 2009 reserves increased approximately 2% as a result of adopting the provisions in the new rules permitting the use of reliable technologies to establish the reasonable certainty of proved reserves. Furthermore, you state "this increase is included in the 2009 extensions and discoveries total." We note your 2011 extensions and discoveries amount to 14.7% of the opening balance of total proved reserves on a boe basis and were attributed to your activities in the Cana-Woodford Shale, Barnett Shale, Permian Basin, Jackfish, Rocky Mountain and Granite Wash areas. Additionally, we note your 2010 extensions and discoveries amount to 13% of the opening balance of total proved reserves on a boe basis and were attributed to your activities in the Cana-Woodford Shale, Barnett Shale, Jackfish, Permian Basin, Rocky Mountain and Carthage areas. Please tell us if any of the volumes relating to extensions and discoveries for years ending 2011 and 2010 are attributable to reliable technologies and if so whether you consider the related volumes material in light of Item 1202(a)(6) of Regulation S-K.

Standardized Measure, page 97

7.   We note you state "future cash inflows, development costs and production costs were computed using the same assumptions for prices and costs that were used to estimate Devon's proved oil and gas reserves at the end of each year." You also state "for 2011, the prices averaged $67.31 per barrel of oil, $3.51 per Mcf of gas and $39.28 per barrel of natural gas liquids"; however, these average prices do not appear to correspond to your disclosures on prices found on pages 10, 27 or 29 of your filing on Form 10-K. Please explain why these prices differ from the prices provided elsewhere in your disclosure on Form 10-K.

8.   We note you include as a single line item entry "development costs incurred that reduced future development costs" in your disclosure of the principal changes in the Company's standardized measure of discounted future net cash flows on page 98. Please tell us how you have considered the requirements in FASB ASC 932-235-50-35 as illustrated in Example 6: Changes in the Standardized Measure for Discounted Cash Flows found in FASB ASC 932-235-55-7; wherein, the changes in estimated future development costs

are presented separately from the previously estimated development costs incurred during the period.

Exhibit 99.2

9.   We note the reserve report on page 1 states "the scope of the audit consisted of the independent preparation of our own estimates of the proved and proved plus probable reserves"; furthermore, you state "the proved and proved plus probable reserve estimates prepared by both Devon Canada and AJM conform to the reserve definitions as set forth in the SEC's Regulation S-X Part 210.4-10(a) and as clarified in subsequent Commission Staff Accounting Bulletins."

We note information relating to probable reserves is not disclosed in Form 10-K. Either file a revised report which does not reference information relating to probable reserves or amend the Form 10-K to include that information.

10.   We note under the section entitled "Production Forecasts" on page 11 of your report, you state that "if the reserves were located in a remote location and/or the reserve volume was of higher risk, the reserves were forecast to come on-stream beyond five years from the effective date" when the company could not provide specific on-stream date information. Please tell us if you have adopted on-stream dates for any of the proved undeveloped reserves contained in your report that are beyond five years of the effective date of the report or more than five years since disclosure of such reserves by the Company in a filing made with the SEC.

11.   We note the reserve report does not include the following disclosures required in Item 1202(a)(8) of Regulation S-K:

- The reserve report does not state the date on which the report was completed as required in Item 1202(a)(8)(ii) of Regulation S-K.
- The reserve report does not include a discussion of the inherent uncertainties of reserves estimates as required in Item 1202(a)(8)(vii) of Regulation S-K.

12.   Regulation S-K requires disclosure of Items 1202(8)(i) through (8)(x) applicable to the report prepared by the third party and specific to the properties contained in that report. We note the following:

- Under the section entitled "Procedure" on page 4 of your report, you state "AJM Deloitte has prepared estimates of resources and reserves in accordance with the process published in The Canadian Oil and Gas Evaluation Handbook (COGEH), Volume 1, 2 Edition. The reader is referred to the Handbook for a complete description of the particular process quoted as follows." Following this statement, you include a description of a resources or reserves evaluation on page 4 and a reserve review on page 5; however, information provided on page 1 of your report appears to suggest you are reporting the results of a reserves audit. Please amend your report, to discuss only those procedures used in the preparation of your report.

- Under the section entitled "Reserve Definitions" on page 6 of your report, you state "proved reserves are classified by AJM Deloitte in accordance with the following definitions that are the United States Securities and Exchange Commission Regulation S-X Part 210.4-10." We note the definitions that follow on pages 6 through 8, where attributed to the SEC, do not appear to conform to the current definitions as reported in Rule 4-10(a) of Regulation S-X. Please tell us what reserve definitions, including the source and date, were used in the preparation of your audit.

- Under the section entitled "Resource and reserve estimation" on page 9 of your report, you state "AJM Deloitte generally assigns reserves to properties via deterministic methods. Probabilistic estimation techniques are typically used where there is a low degree of certainty in the information available and is generally used in resource evaluations. This will be stated within the detailed property reports." On page 9, you provide a discussion of the use of deterministic methods and evaluations using statistical analysis. On page 10, you provide a discussion of the use of probabilistic methods. Please tell us which of the methods or combination of methods so described were actually used in conducting your audit of the properties addressed in your report.

- Under the section entitled "Capital and operating considerations" on page 14 of your report, you state your reserves were estimated to "meet the standards of NI 51-101 for constant prices and costs" rather than referencing the requirements set forth in Rule 4-10(a) of Regulation S-X and FASB ASC 932. Furthermore, you make reference on pages 2 and 16 to "price and market demand forecasts" and on page 14 to certain "escalated runs" in your discussion of operating costs; whereas, Rule 4-10(a)(22)(v) of Regulation S-X requires that proved reserves be based on "existing economic conditions." On page 15, you state "in reserve evaluations conducted for purposes of NI 51-101, or, if an economic analysis was prepared for a resource evaluation, well abandonment and reclamation costs have been included." Please tell us if your audit and the results presented in this report were conducted by you in accordance with the standards and requirements as set forth in the NI 51-101 or in accordance with Rule 4-10(a) of Regulation S-X, Regulation S-K and FASB ASC 932.

- Under the section entitled "Glossary of terms" on page 17 of your report, you state "AJM Deloitte subscribes to the Glossary of Terms as defined by the

Canadian Oil and Gas Evaluation Handbook, Volume 2." Please tell us why terms defined by the Canadian Oil and Gas Evaluation Handbook are applicable to the preparation of your report addressing an audit of reserves prepared following the SEC's definitions as contained in Rule 4-10(a) of Regulation S-X.

13. We note the reserve report does not include the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates. If the registrant files a report of the third party as an exhibit, the third party must include in that report a disclosure under Item 1202(a)(7) of Regulation S-K.

14. We note several references in the report to additional information that are not included in Exhibit 99.2:
   - Under the section entitled "Land schedule and maps" on page 12 of your report, you state the report includes "well maps." The referenced well maps do not appear to be included in Exhibit 99.2.
   - Under the section entitled "Geology" on page 12, you state "procedures specific to the project are discussed in the body of the report." The referenced discussion of the geologic procedures specific to the properties addressed in your report does not appear to be included in Exhibit 99.2.

Please advise or amend the report to include the referenced information as part of the report discussion or as attachments to Exhibit 99.2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Svitlana Sweat, Staff Accountant at 202-551-3326 or Ethan Horowitz, Branch Chief at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact John Hodgin, Petroleum Engineer, at 202-551-

3699 if you have questions regarding the engineering comments. Please contact me at 202-551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director